UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2022
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Item A — Information Contained in this Form 6-K Report
This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with the SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967), and the Registration Statement of Atlas Corp filed with the SEC on March 25, 2022 on Form S-8 (Registration No. 333-263872).

Seaspan Corporation Financial Information
Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the quarter ended June 30, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: August 18, 2022	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

ITEM 1 - INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEASPAN CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$273.6	$169.0
Accounts receivable	36.6	28.8
Due from related party (note 3)	46.4	38.3
Prepaid expenses and other	40.0	36.6
Net investment in lease (note 4)	20.1	16.8
	416.7	289.5

Vessels (note 5)	7,597.3	7,676.1
Right-of-use asset (note 6)	762.1	720.4
Net investment in lease (note 4)	898.9	741.5
Goodwill	75.3	75.3
Derivative instruments (note 16(c))	84.6	49.0
Other assets (note 7)	249.6	270.6
	$10,084.5	$9,822.4
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$143.6	$136.7
Deferred revenue	33.5	44.7
Long-term debt - current (note 8)	497.2	542.1
Operating lease liabilities - current (note 9)	123.8	153.8
Finance lease liabilities - current (note 10)	175.5	—
Other financing arrangements - current (note 11)	115.1	100.5
Other liabilities - current	5.6	7.6
	1,094.3	985.4

Long-term debt (note 8)	3,204.6	3,480.9
Operating lease liabilities (note 9)	451.1	558.6
Other financing arrangements (note 11)	1,490.7	1,239.3
Derivative instruments (note 16(c))	14.7	66.5
Other liabilities	8.3	10.4
Total liabilities	6,263.7	6,341.1

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,670.6	3,565.1
Retained earnings (deficit)	166.3	(67.2)
Accumulated other comprehensive loss	(18.6)	(19.1)
	3,820.8	3,481.3
	$10,084.5	$9,822.4
Commitments and contingencies (note 14)
Subsequent events (note 17)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue (note 13 and 15)	$378.8	$350.6	$766.0	$684.4
Operating expenses:
Ship operating	77.6	74.4	152.6	142.6
Depreciation and amortization	81.5	75.9	159.9	151.1
General and administrative	11.5	9.6	23.7	19.1
Operating leases (note 9)	29.0	36.0	61.9	71.4
Loss on disposal of vessels (note 5)	2.0	—	4.0	—
	201.6	195.9	402.1	384.2
Operating earnings	177.2	154.7	363.9	300.2
Other expenses (income):
Interest expense	46.5	50.3	87.4	93.0
Interest income	(0.2)	(0.1)	(0.2)	(0.2)
Loss on debt extinguishment	2.4	56.1	2.4	56.1
(Gain) loss on derivative instruments (note 16(c))	(39.1)	5.2	(76.5)	11.1
Other expenses	7.0	1.7	13.7	2.6
	16.6	113.2	26.8	162.6
Net earnings	$160.6	$41.5	$337.1	$137.6
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net earnings	$160.6	$41.5	$337.1	$137.6
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 16(c))	0.3	0.3	0.5	0.6
Comprehensive income	$160.9	$41.8	$337.6	$138.2

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Three Months Ended June 30, 2022

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, March 31, 2022	249,219,800	$2.5	$3,568.5	$56.7	$(18.9)	$3,608.8
Net earnings	—	—	—	160.6	—	160.6
Other comprehensive income	—	—	—	—	0.3	0.3
Capital contribution from Atlas (note 3)	—	—	100.0	—	—	100.0
Dividends on common shares	—	—	—	(51.0)	—	(51.0)
Share-based compensation expense	—	—	2.1	—	—	2.1
Balance, June 30, 2022	249,219,800	$2.5	$3,670.6	$166.3	$(18.6)	$3,820.8

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Three Months Ended June 30, 2021

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in		comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, March 31, 2021	249,219,800	$2.5	$3,560.2	$(244.6)	$(20.0)	$3,298.1
Net earnings	—	—	—	41.5	—	41.5
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(75.0)	—	(75.0)
Share-based compensation expense	—	—	1.5	—	—	1.5
Balance, June 30, 2021	249,219,800	$2.5	$3,561.7	$(278.1)	$(19.7)	$3,266.4
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Six Months Ended June 30, 2022

	Number of		Additional	Retained	Accumulated other	Total
	common	Common	paid-in	earnings/	comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2021	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3
Impact of accounting policy change (note 2(b))	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	249,219,800	2.5	3,565.1	(72.3)	(19.1)	3,476.2
Net earnings	—	—	—	337.1	—	337.1
Other comprehensive income	—	—	—	—	0.5	0.5
Capital contribution from Atlas (note 3)	—	—	100.0	—	—	100.0
Dividends on common shares	—	—	—	(98.5)	—	(98.5)
Share-based compensation expense	—	—	5.5	—	—	5.5
Balance, June 30, 2022	249,219,800	$2.5	$3,670.6	$166.3	$(18.6)	$3,820.8
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Six Months Ended June 30, 2021

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in		comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2020	249,219,800	$2.5	$3,557.8	$(292.7)	$(20.3)	$3,247.3
Net earnings	—	—	—	137.6	—	137.6
Other comprehensive income	—	—	—	—	0.6	0.6
Dividends on common shares	—	—	—	(123.0)	—	(123.0)
Share-based compensation expense	—	—	3.9	—	—	3.9
Balance, June 30, 2021	249,219,800	$2.5	$3,561.7	$(278.1)	$(19.7)	$3,266.4
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net earnings	$160.6	$41.5	$337.1	$137.6
Items not involving cash:
Depreciation and amortization	81.5	75.9	159.9	151.1
Change in right-of-use asset	26.1	31.0	55.4	61.3
Non-cash interest expense and accretion	4.7	10.8	9.5	21.9
Unrealized change in derivative instruments	(43.9)	(1.4)	(87.4)	(2.3)
Amortization of acquired revenue contracts	4.6	3.9	9.5	8.1
Loss on debt extinguishment	2.4	56.1	2.4	56.1
Loss on disposal of vessels	2.0	—	4.0	—
Other	(0.6)	(0.1)	1.9	3.1
Changes in assets and liabilities:
Accounts receivable	(5.4)	(10.6)	(13.8)	(21.1)
Net investment in lease	5.6	3.0	9.9	6.2
Prepaid expenses and other	3.8	1.6	(3.5)	1.0
Deferred dry-dock	(19.9)	(9.3)	(22.1)	(14.8)
Other assets	3.0	(1.9)	0.8	(5.6)
Accounts payable and accrued liabilities	13.6	9.5	5.7	1.9
Deferred revenue	5.4	(7.8)	(11.3)	(7.1)
Operating lease liabilities	(21.7)	(30.2)	(48.5)	(60.2)
Finance lease liabilities	(7.5)	—	(10.5)	—
Derivative instruments	4.8	6.7	10.9	13.4
Cash from operating activities	219.1	178.7	409.9	350.6

Investing activities:
Acquisition of /additions to vessels, including vessels under construction	(345.0)	(507.8)	(463.3)	(706.1)
Payment on settlement of interest swap agreements	(6.3)	(8.1)	(11.4)	(13.4)
Other assets and liabilities	0.8	(124.0)	3.1	(123.3)
Proceeds from vessel sales	212.3	—	256.2	—
Capitalized interest relating to newbuilds	(10.8)	(3.3)	(20.2)	(4.1)
Cash used in investing activities	(149.0)	(643.2)	(235.6)	(846.9)

Financing activities:
Repayments of long-term debt and other financing arrangements	(315.1)	(541.8)	(384.7)	(957.3)
Issuance of long-term debt and other financing arrangements	320.0	1,304.5	320.0	1,834.7
Payment to Atlas to settle Fairfax Exchange (note 3)	—	(300.0)	—	(300.0)
Repayment of promissory note payable to Atlas (note 3)	—	(52.2)	—	(52.2)
Financing fees	(1.4)	(25.8)	(6.5)	(28.3)
Dividends on common shares	(51.0)	(75.0)	(98.5)	(123.0)
Capital contribution from Atlas (note 3)	100.0	—	100.0	—
Cash from (used in) financing activities	52.5	309.7	(69.7)	373.9
Increase (decrease) in cash and cash equivalents	122.6	(154.8)	104.6	(122.4)
Cash and cash equivalents and restricted cash, beginning of period	151.0	275.9	169.0	243.5
Cash and cash equivalents and restricted cash, end of period	$273.6	$121.1	$273.6	$121.1
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. ("Atlas").
2.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 2(b), the accompanying interim financial information of Seaspan has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2021 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented.
(b)     Recent accounting pronouncements:
Discontinuation of LIBOR
In 2021, the Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate.
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized.
3.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
Over the course of 2018, 2019 and 2020, the Company issued to Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”) an aggregate $600,000,000 of 5.50% senior notes due in 2025, 2026 and 2027 (the “Fairfax Notes”) and warrants to purchase an aggregate 101,923,078 common shares of the Company. Two tranches of warrants, each for 38,461,539 common shares, were exercisable at a price of $6.50 per share. One tranche of warrants, for 25,000,000 common shares, was exercisable at a price of $8.05 per share. All such warrants have been exercised.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

3.Related party transactions (continued):
In June 2021, Atlas and the Company exchanged and amended $300,000,000 of the Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of Atlas, representing a total liquidation value of $300,000,000, and (ii) warrants to purchase 1,000,000 common shares of Atlas. The exchanged Fairfax Notes were subsequently cancelled and, in August 2021, the Company redeemed for cash the remaining Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.
Transactions with Atlas Corp.
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’s payment of dividends to holders of its common and preferred shares. During the three and six months ended June 30, 2022, the Company declared dividends of $51,000,000 and $98,500,000, respectively (2021 - $75,000,000 and $123,000,000, respectively) to Atlas.
During the three and six months ended June 30, 2022, Atlas made a capital contribution of $100,000,000 to the Company (2021 - nil).
The Company routinely makes payments to cover expenses on behalf of Atlas. As of June 30, 2022, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three and six months ended June 30, 2022, the management service revenue recognized from this arrangement was $3,129,000 and $5,714,000, respectively (2021 - $2,435,000 and $4,674,000, respectively).
During the three and six months ended June 30, 2022, Atlas granted 306,230 restricted stock units to certain members of senior management of Seaspan, under the Atlas Stock Incentive Plan.
As at June 30, 2022, the Company’s 3.75% exchangeable senior unsecured notes due in 2025 (“Exchangeable Notes”), of which there was $201,250,000 aggregate principal amount outstanding (December 31, 2021 – $201,250,000) are exchangeable into common shares of Atlas.
4.Net investment in lease:

	June 30, 2022	December 31, 2021
Undiscounted lease receivable	$1,773.2	$1,448.2
Unearned interest income	(854.2)	(689.9)
Net investment in lease	$919.0	$758.3

	June 30, 2022	December 31, 2021
Lease receivables	$919.0	$751.4
Unguaranteed residual value	—	6.9
Net investment in lease	919.0	758.3
Current portion of net investment in lease	(20.1)	(16.8)
Long-term portion of net investment in lease	$898.9	$741.5

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

4.Net investment in lease (continued):
At June 30, 2022, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

Remainder of 2022	$48.8
2023	96.9
2024	97.1
2025	96.9
2026	96.9
Thereafter	1,336.6
$1,773.2
In April and May 2022, the Company accepted delivery of two 12,200 TEU vessels, each of which commenced an 18-year charter upon delivery (note 5).
5.Vessels:

June 30, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,081.4	$(2,688.9)	$6,392.5
Vessels under construction	1,204.8	—	1,204.8
Total	$10,286.2	$(2,688.9)	$7,597.3

December 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,410.9	$(2,830.4)	$6,580.5
Vessels under construction	1,095.6	—	1,095.6
Total	$10,506.5	$(2,830.4)	$7,676.1
During the three and six months ended June 30, 2022, depreciation and amortization expense relating to vessels was $68,833,000 and $139,959,000, respectively (2021 - $69,097,000 and $137,360,000, respectively).
Vessel sales
In February 2022, the Company completed the sale of one 4,250 TEU vessel to a liner company for gross proceeds of $32,750,000 and recognized a gain on sale of $6,597,000.
As at March 31, 2022, the Company had three assets classified as assets held for sale. A loss on classification as asset held for sale of $8,562,000 was recognized for one of these vessels during the three months ended March 31, 2022. During the three months ended June 30, 2022, the Company completed the sale of the three vessels held for sale and an additional six vessels for a total of nine vessels. The Company received gross proceeds of $224,325,000 for the nine vessel sales and recognized loss on sale of $10,573,000 in aggregate which includes $8,562,000 loss on classification as asset held for sale recognized in the first quarter of 2022. The Company continues to manage the operations of six of these vessels pursuant to management agreements entered into in connection with the sales.
Vessel deliveries
In June 2022, the Company also accepted delivery of two 11,800 TEU newbuild vessels, each of which commenced a 5-year charter upon delivery.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

5.Vessels (continued):
Vessels under construction:
As at June 30, 2022, the Company has 63 vessels under construction (December 31, 2021 – 67 vessels).
During the three months ended June 30, 2022, vessels under construction includes $10,956,000 of capitalized interest and $321,644,000 of installment payments (June 30, 2021 – $3,341,000 and $282,299,000, respectively).
During the six months ended June 30, 2022, vessels under construction includes $20,303,000 of capitalized interest and $424,952,000 of installment payments (June 30, 2021 – $4,117,000 and $461,519,000, respectively).
6.Right-of-use assets:

June 30, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$894.6	$(318.6)	$576.0
Other operating leases	9.4	(6.7)	2.7
Vessel finance leases	186.1	(2.7)	183.4
Right-of-use assets	$1,090.1	$(328.0)	$762.1

December 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(350.0)	$716.6
Other operating leases	9.4	(5.6)	3.8
Right-of-use assets	$1,076.0	$(355.6)	$720.4
In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the predetermined purchase price of $52,690,000.
In April 2022, the Company exercised options under existing lease financing arrangements to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the pre-determined purchase price of $52,690,000 per vessel.
During three and six months ended June 30, 2022, the change in right-of-use assets was $26,100,000 and $55,400,000, respectively (2021 - $31,000,000 and $61,300,000, respectively).
7.Other assets:

	June 30, 2022	December 31, 2021
Intangible assets (a)	$56.2	$65.2
Deferred dry-dock (b)	74.5	79.4
Deferred financing fees on undrawn financings (c)	72.1	77.0
Other	46.8	49.0
Other assets	$249.6	$270.6

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

7.Other assets (continued):
(a)Intangible assets

June 30, 2022	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(84.4)	$45.5
Other	18.6	(7.9)	10.7
	$148.5	$(92.3)	$56.2

December 31, 2021	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(76.2)	$53.7
Other	16.5	(5.0)	11.5
	$146.4	$(81.2)	$65.2
Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired. During the three and six months ended June 30, 2022, the Company recorded $6,840,000 and $11,089,000, respectively (2021 - $4,465,000 and $9,122,000, respectively) of amortization expense related to intangible assets.
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of June 30, 2022, the weighted average useful lives of acquired customer contracts was 3.4 years (2021 - 3.6 years).
Future amortization expense of intangible assets is as follows:

Remainder of 2022	$10.3
2023	15.1
2024	11.3
2025	7.1
2026	3.0
Thereafter	9.4
$56.2
(b)Deferred dry-dock
During the six months ended June 30, 2022, changes in deferred dry-dock were as follows:

December 31, 2021	$79.4
Costs incurred	17.0
Vessel sales	(11.3)
Amortization expensed (1)	(10.6)
June 30, 2022	$74.5
(1)Amortization of dry-docking costs is included in depreciation and amortization.
(c)Deferred financing fees on undrawn financings:
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at June 30, 2022, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts will be reclassified and presented as a direct deduction from the related debt liability.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt:

	June 30, 2022	December 31, 2021
Revolving credit facilities (a) (d)	$—	$—
Term loan credit facilities (b) (d)	1,795.2	2,128.6
Senior unsecured notes	1,250.0	1,250.0
Senior unsecured exchangeable notes	201.3	201.3
Senior secured notes (c)	500.0	500.0
	3,746.5	4,079.9
Debt discount on senior unsecured exchangeable notes	—	(5.1)
Deferred financing fees	(44.7)	(51.8)
Long-term debt	3,701.8	4,023.0
Current portion of long-term debt	(497.2)	(542.1)
Long-term debt	$3,204.6	$3,480.9
(a)Revolving credit facilities:
In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaces a $150,000,000 2-year unsecured revolving credit facility.
As at June 30, 2022, the Company had two revolving credit facilities available, which provided for aggregate borrowings of up to $650,000,000 (December 31, 2021 – $550,000,000), of which $650,000,000 (December 31, 2021 - $550,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2021 – 0.5% and 0.6%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at June 30, 2022, the Company has entered into $3,369,376,000 (December 31, 2021 - $3,838,853,000) of term loan credit facilities available, of which $1,574,136,000 (December 31, 2021 - $1,710,224,000) was undrawn.
Term loan credit facilities mature between December 31, 2022 and January 21, 2030.
For the Company’s term loan credit facilities, except for three, interest is calculated on three month or six month LIBOR plus a margin per annum. The three month and six month average LIBOR was 1.4% and 0.9%, respectively December 31, 2021 – 0.2% and 0.2%, respectively) and the margins ranged between 0.4% and 2.0% as at June 30, 2022 (December 31, 2021 – 0.4% and 2.3%).
For one of our term loan credit facilities with a total principal outstanding of $20,812,000 (December 31, 2021 - $27,198,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.
For two of the term loan credit facilities with a total principal amount outstanding of $8,821,000 (December 31, 2021 – $10,923,000), interest is calculated based on a contractual rate of 3.8% per annum for both.
The Company is subject to commitment fees ranging between 0.2% and 0.5% (December 31, 2021 – 0.2% and 0.6%) calculated on the undrawn amounts under the various facilities.
The weighted average rate of interest, including the applicable margin, was 3.1% at June 30, 2022 (December 31, 2021 – 1.8%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under our term loans credit facilities as of June 30, 2022:

Remainder of 2022	$425.1
2023	248.2
2024	118.9
2025	116.1
2026	623.7
Thereafter	263.2
$1,795.2
(c)Sustainability-Linked Senior Secured Notes
On May 17, 2022, the Company entered into a note purchase agreement to issue, in a private placement, $500,000,000 aggregate principal amount of fixed-rate, sustainability-linked senior secured notes. The notes comprise of three series, with interest rates ranging from 5.18% to 5.53% and maturities ranging from September 2032 to September 2037. The notes were issued on August 3, 2022.
(d)Credit facilities – other:
As of June 30, 2022, the Company’s credit facilities were secured by first-priority mortgages granted on 61 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at June 30, 2022, $1,222,734,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $500,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to June 2036, was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at June 30, 2022.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

9.Operating lease liabilities:

	June 30, 2022	December 31, 2021
Operating lease commitments	$638.6	$785.1
Impact of discounting	(79.8)	(103.5)
Impact of changes in variable rates	16.1	30.8
Operating lease liabilities	574.9	712.4
Current portion of operating lease liabilities	(123.8)	(153.8)
Operating lease liabilities	$451.1	$558.6
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Lease costs:
Operating lease costs	$32.1	$40.6	$68.7	$80.7
Variable lease adjustments	(2.2)	(3.7)	(4.8)	(7.6)

Other information:
Operating cash outflow used for operating leases	28.4	35.5	60.8	71.0
Weighted average discount rate (1)	4.8%	4.8%	4.8%	4.8%
Weighted average remaining lease term	5 years	6 years	5 years	6 years
(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.
10.Finance lease liabilities:

	June 30, 2022	December 31, 2021
Finance lease liabilities	$175.5	$—
Current portion of finance lease liabilities	(175.5)	—
Long-term finance lease liabilities	$—	$—
In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the pre-determined purchase price of $52,690,000.
In April 2022, the Company exercised options to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the pre-determined purchase price of $52,690,000 per vessel.
As at June 30, 2022, the total remaining commitments related to financial liabilities of these vessels were approximately $179,921,000 (December 31, 2021 – nil), including imputed interest of $4,406,000 (December 31, 2021 – nil), repayable from 2022 through 2023.
The weighted average interest rate on obligations related to finance leases as at June 30, 2022 was 3.6%.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

11.Other financing arrangements:

	June 30, 2022	December 31, 2021
Other financing arrangements	$1,631.8	$1,363.1
Deferred financing fees	(26.0)	(23.3)
Other financing arrangements	1,605.8	1,339.8
Current portion of other financing arrangements	(115.1)	(100.5)
Other financing arrangements	$1,490.7	$1,239.3
The weighted average rate of interest, including the margin, was 4.1% at June 30, 2022 (December 31, 2021 – 3.1%).
Based on amounts funded, payments due to the counterparties are as follows:

Remainder of 2022	$57.1
2023	116.7
2024	118.1
2025	113.2
2026	110.3
Thereafter	1,116.4
$1,631.8
12.Supplemental cash flow information

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021

Interest paid	$44.9	$33.8	$99.1	$63.0
Interest received	0.3	0.2	0.3	0.3
Undrawn credit facility fee paid	4.7	0.4	11.0	0.5
Non-cash investing and financing transactions:
Commencement of sales-type lease	—	—	—	88.1
Change in right-of-use assets and operating lease liabilities	26.9	—	55.4	—
Prepayments transferred to vessels upon vessel delivery	—	6.4	—	6.4
The Company did not have any restricted cash in either reporting period presented.
13.Revenue:
For the three and six months ended June 30, 2022 and 2021, revenue consists of:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Time charter revenue	$354.5	$336.2	$721.9	$656.7
Interest income from leasing	18.3	11.0	34.4	21.0
Other	6.0	3.4	9.7	6.7
	$378.8	$350.6	$766.0	$684.4

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13.Revenue (continued):
At June 30, 2022, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease	Finance lease (1)	Total committed revenue
Remainder of 2022	$720.7	$39.0	$759.7
2023	1,440.4	75.5	1,515.9
2024	1,306.7	72.4	1,379.1
2025	907.5	69.1	976.6
2026	552.2	66.7	618.9
Thereafter	389.5	523.3	912.8
	$5,317.0	$846.0	$6,163.0
(1)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
14.Commitments and contingencies:
(a)Operating leases:
At June 30, 2022, the commitment under operating leases for vessels is $636,329,000 for the years from 2022 to 2029 and for other operating leases is $2,227,000 for the years from 2022 to 2024. Total commitments under these leases are as follows:

Remainder of 2022	$59.2
2023	118.3
2024	120.2
2025	120.4
2026	112.7
Thereafter	107.8
$638.6
For operating leases indexed to three month LIBOR, commitment under these leases are calculated using the LIBOR in place as at June 30, 2022 for the Company.
(b)Vessel commitment:
As of June 30, 2022, the Company had entered into agreements to acquire 63 vessels (December 31, 2021 – 67 vessels).
The Company has outstanding commitments for installment payments as follows:

Remainder of 2022	$660.0
2023	2,755.7
2024	2,433.1
Total	$5,848.8

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

15.Concentrations:
The Company’s revenue is derived from the following customers:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
COSCO	$113.7	$114.5	$234.8	$221.3
Yang Ming Marine	58.2	62.8	118.5	126.2
ONE	52.3	64.5	110.9	128.9
Hapag-Lloyd	39.1	29.5	70.9	57.5
Maersk Line	34.3	25.1	69.0	48.4
Other	81.2	54.2	161.9	102.1
	$378.8	$350.6	$766.0	$684.4
16.Financial Instruments
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of June 30, 2022, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $1,742,139,996 (December 31, 2021 – $2,113,823,949) and the carrying value was $1,795,239,822 (December 31, 2021 – $2,128,628,523). As of June 30, 2022, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $1,651,736,000 (December 31, 2021 – $1,419,508,000) and the carrying value was $1,631,794,000 (December 31, 2021 – $1,363,098,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of June 30, 2022, the fair value of the Company’s senior unsecured notes was $1,266,582,000 (December 31, 2021 – $1,291,476,000) and the carrying value was $1,250,000,000 (December 31, 2021 – $1,250,000,000). The fair value of the Company’s Exchangeable Notes was $201,232,000 (December 31, 2021 – $209,566,000) and the carrying value was $201,250,000 (December 31, 2021 – $201,250,000) or $201,250,000 (December 31, 2021 – $196,177,000) net of debt discount. The fair value of the Company’s Senior Secured Notes was $448,065,000 (December 31, 2021 – $456,875,000) and the carrying value was $500,000,000 (December 31, 2021 – $500,000,000). The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

16.Financial Instruments (continued):
(a)Fair value (continued):
The exchange feature embedded in the Exchangeable Notes and capped calls entered into in connection with the Exchangeable Notes are derivatives measured at fair value at the end of each reporting period. The embedded exchange feature derivative is measured at fair value using a partial differential equation, with a Monte Carlo model for certain features. The capped call derivative is measured at fair value using a binomial tree. These models utilize observable and unobservable market data, including stock price, expected volatility, risk-free interest rate and expected dividend yield, as applicable. The embedded exchange feature and capped call derivatives are classified as Level 3 as the Company uses expected volatility that is unobservable and significant to the valuation. In general, an increase in Atlas’s stock price or stock price volatility will increase the fair value of the embedded exchange feature and capped call derivatives which will result in an increase in loss and gain, respectively. As time to the expiration of the derivatives decreases, the fair value of the derivatives will decrease. The volatilities used as of June 30, 2022, for the embedded exchange feature were 43.25% and 30.39% for the capped call.
The fair value of the embedded exchange feature and capped calls resulting from a change in volatility are included below.

	10% increase in volatility	10% decrease in volatility
Embedded exchange feature	$3.9	$4.5
Capped calls	24.3	9.1
Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.
(b)Interest rate swap derivatives:
As of June 30, 2022, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2022 (in millions of US dollars)	Maximum notional amount(1) (in millions of US dollars)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	252.5	252.5	September 6, 2007	May 31, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	88.0	88.0	January 21, 2021	October 14, 2026
0.6600%	88.0	88.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	25.6	25.6	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
If interest rates remain at their current levels, the Company expects that $6,012,000 and $13,897,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after June 30, 2022. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

16.Financial Instruments (continued):
(c)Financial instruments measured at fair value:
The following provides information about the Company’s derivatives:

	June 30, 2022	December 31, 2021
Derivative assets
Interest rate swaps	$66.9	$6.1
Capped call derivative asset	17.7	42.9
Derivative liabilities
Interest rate swaps	9.9	28.5
Derivative embedded exchange feature	4.8	38.0
There are no amounts subject to the master netting arrangements in 2022 or 2021.
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
(Gain) loss recognized in net earnings:
(Gain) loss on interest rate swaps(1)	$(27.9)	$(2.5)	$(68.5)	$6.9
Loss on derivative put instrument	—	0.8	—	0.1
Loss on capped call derivative asset	29.7	5.5	25.2	26.3
(Gain) on derivative embedded exchange feature	(40.9)	(9.0)	(33.2)	(44.4)
Loss reclassified from AOCL to net earnings(2)
Depreciation and amortization	0.3	0.3	0.5	0.6
(1)For the six months ended June 30, 2022 and 2021, cash flows related to actual settlement of interest rate swaps were $11,358,000 and $13,367,000. These are included in investing activities on the consolidated statements of cash flows.
(2)The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.
The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000
17.Subsequent events:
(a)On July 22, 2022, the Company declared dividends of $86,124,000 on its commons shares to Atlas which was paid on July 25, 2022.
(b)On August 3, 2022, the Company issued $500,000,000 of sustainability-linked senior secured notes pursuant to a notes purchase agreement entered into in May 2022 (note 8(c)).
(c)On July 18, 2022, the Company entered into a new $200,000,000 interest rate swap for a term of 10 years with a fixed rate of 2.3875%, effective July 20, 2022. The Company concurrently terminated an existing $125,000,000 interest rate swap.
(d)On August 9, 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.
(e)On August 12, 2022, the Company exercised its option under an existing lease financing option to purchase one 10,000 TEU vessel. The purchase is expected to complete in September 2023 at the pre-determined purchase price of $52,690,000.

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes for the quarter ended June 30, 2022 included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K (“Seaspan Annual Filing”). Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of June 30, 2022, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.
Customers for our operating fleet as at June 30, 2022 were as follows:

Customer for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	15	152,450
COSCO	25	231,000
Hapag-Lloyd	15	120,300
Maersk	19	86,250
MSC	11	127,000
ONE	23	207,530
Yang Ming Marine	15	210,000
ZIM	4	22,100
Total	127	1,156,630
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of June 30, 2022:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(5)	Total Ownership Days(6)
2500-3500	14	6	14.1	2.6	25.6	80	2,534
4250-5100	22	15	14.2	2.5	19.4	194	5,289
8500-9600(2)	18	3	12.4	3.6	40.0	21	3,258
10000-11000(3)	33	4	6.7	4.0	32.1	15	5,973
12000-13100(4)	23	—	6.1	7.4	40.6	2	3,558
14000+	17	2	6.1	3.7	48.0	69	3,078
Total/Average	127	30	8.1	4.1	34.0	381	23,690
(1)Excludes options to extend charter
(2)Includes 3 vessels on bareboat charter
(3)Includes 8 vessels on bareboat charter
(4)Includes 6 vessels on bareboat charter
(5)Off-hire days include scheduled and unscheduled days related to vessels being off-charter during the six months ended June 30, 2022
(6)Ownership Days for the six months ended June 30, 2022 for time charters and bareboat charters exclude days prior to the initial hire date

Significant Developments During the Quarters Ended June 30, 2022 and Subsequent
Shipbuilding Contracts for Newbuild Containerships
As of June 30, 2022, Seaspan had entered into agreements with shipyards to build 67 newbuild containerships, as summarized in the following table:

	Newbuilds	Total TEU	Month Ordered
24000 TEU	2	48,000	February 2021
15000 TEU LNG	10	150,000	February 2021
12000 TEU	4	48,000	February 2021
15000 TEU	4	60,000	February 2021
16000 TEU	9	144,000	March 2021
15500 TEU	6	93,000	March 2021
15000 TEU	3	45,000	June 2021
7000 TEU LNG	15	105,000	July and September 2021
7000 TEU	10	70,000	August 2021
7700 TEU LNG (1)	4	30,800	May 2022
Total	67	793,800
(1) As at June 30, 2022, the acquisition remains subject to closing conditions.

Upon delivery, these vessels will commence long-term charters with leading global liner companies.
In May 2022, Seaspan entered into agreements with a major shipyard to construct four ultra-modern 7,700 TEU dual-fuel liquefied natural gas containership newbuilds. The four vessels are expected to be delivered in the second half of 2024 and first quarter of 2025, and will commence into long-term charters with a leading global liner customer upon completion. The charters include purchase obligations at the conclusion of the charter terms, and will contribute approximately $0.96 billion of gross contracted cash flow. These vessels are anticipated to be financed through existing liquidity, cash flow from operations, and additional borrowings. As at June 30, 2022, the transaction remains subject to certain closing conditions.

Containership Sale Developments
During the quarter ended June 30, 2022, the Company completed the sale of nine vessels for the gross proceeds of $224.3 million. Seaspan continues to manage the ship operations of six of these vessels pursuant to management agreements entered into in connection with the sales.
Financing Developments
In April 2022, the Company exercised options to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the predetermined purchase price of $52.7 million per vessel. In August 2022, the Company exercised its option under an existing lease financing option to purchase one 10,000 TEU vessel. The purchase is expected to complete in September 2023 at the pre-determined purchase price of $52.7 million.
In May 2022, the Company entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued on August 3, 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators. Seaspan plans to use proceeds from the private placement to pay down existing debt in the portfolio financing program, fund capital expenditures and for other general corporate purposes.
Dividends
On April 1, 2022, the Company declared dividends of $51.0 million on its common shares to Atlas, which was paid on April 25, 2022.
On July 22, 2022, the Company declared dividends of $86.1 million on its common shares to Atlas which was paid on July 25, 2022
Recent Changes to Directors and Senior Management
In May 2022, Marilyn Mauritz was appointed Chief Organizational Development Officer of Atlas and Seaspan. In June 2022, Tina Lai resigned as Chief Human Resources Officer of Atlas and Seaspan. In August 2022, Andrew Derksen was appointed as General Counsel of Atlas and Seaspan, effective September 12, 2022.
Impact of Recent Developments in Ukraine
Since February 2022, as a result of the invasion of Ukraine by Russia, economic sanctions have been imposed by the U.S., the EU, the UK and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. The nature and extent of such sanctions continue to evolve. While it is difficult to estimate the impact of current or future sanctions on the Company’s business and financial position, these sanctions could adversely impact the Company’s operations and/or financial results. Due to volatility in the region caused by the invasion, with the support of our customers, our vessels have ceased trading to Russia for the time being. Given that Ukrainians constitute a significant number of our seafarers, we also anticipate we may face challenges to recruit seafarers in sufficient numbers to replace Ukrainians seafarers who are not able to or permitted to leave their country, as well as Ukrainians seafarers currently onboard our vessels who request to disembark to return home. Finally, we expect that the Russia-Ukraine conflict may exacerbate market volatility, and may impact access to and pricing of capital.

Effects of COVID-19
The impacts of COVID-19 on our business continue unchanged since the date of Seaspan’s Annual Filing filed with the U.S. Securities and Exchange Commission on March 25, 2022, with the most significant impacts being on our ability to conduct crew changes on our vessels and the costs associated therewith. Please read “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 on our Business” in Seaspan’s Annual Filing for more information.

Results of Operations
For the three and six months ended June 30, 2022, Compared with the three and six months ended June 30, 2021
The following tables summarize Seaspan’s consolidated financial results for the three and six months ended June 30, 2022.

Consolidated Financial Summary (in millions of US dollars, except earnings per share amount)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$378.8	$350.6	$766.0	$684.4
Ship operating expense	77.6	74.4	152.6	142.6
Depreciation and amortization expense	81.5	75.9	159.9	151.1
General and administrative expense	11.5	9.6	23.7	19.1
Operating lease expense	29.0	36.0	61.9	71.4
Loss on sale of vessels	2.0	—	4.0	—
Operating earnings	177.2	154.7	363.9	300.2
Interest expense	46.5	50.3	87.4	93.0
Net earnings	160.6	41.5	337.1	137.6
Cash from operating activities	219.1	178.7	409.9	350.6
Operating Results
Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.
Total Ownership Days increased by 64 days for the three months ended June 30, 2022, compared with the same period in 2021. The increase was due to the delivery of 11 vessels since Q2 2021 which contributed 613 days. This increase was mostly offset by 549 fewer ownership days from the sale of 11 vessels since Q4 2021.
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the last eight consecutive quarters:

	2020		2021				2022
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Vessel Utilization:
Time Charter Ownership Days(1)	10,284	10,520	10,318	10,609	10,946	10,885	10,575	10,291
Bareboat Ownership Days(1)	1,104	1,104	1,112	1,092	1,105	1,265	1,350	1,474
Total Ownership Days	11,388	11,624	11,430	11,701	12,051	12,150	11,925	11,765
Less Off-Hire Days:
Scheduled Dry-Docking	(89)	(20)	(63)	(111)	(123)	(95)	(63)	(129)
Unscheduled Off-Hire(2)	(68)	(29)	(25)	(60)	(44)	(93)	(119)	(71)
Ownership Days On-Hire	11,231	11,575	11,342	11,530	11,884	11,962	11,743	11,565
Vessel Utilization	98.6%	99.6%	99.2%	98.5%	98.6%	98.5%	98.5%	98.3%
(1)Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date.
(2)Unscheduled off-hire includes days related to vessels being off-charter.
Vessel utilization decreased for the three and six months ended June 30, 2022, compared with the same period in 2021 respectively. The decrease was primarily due to an increase in the number of scheduled off-hire days.

List of Newbuild Vessels
The following table summarizes key facts regarding our 67 newbuild vessels totaling 793,800 TEU as of June 30, 2022:

Hull Number	Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
2338	24000	August 2023	MSC	18 years	Bareboat Charter
2339	24000	September 2023	MSC	18 years	Bareboat Charter
H1845A	15500	August 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2760	15500	October 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2761	15500	December 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H1846A	15500	December 2023	ONE	5 years	Time Charter
H1847A	15500	May 2024	ONE	5 years	Time Charter
H2762	15500	March 2024	ONE	5 years	Time Charter
1344	16000	July 2024	MSC	18 years	Bareboat Charter
1360	16000	December 2023	MSC	18 years	Bareboat Charter
1361	16000	February 2024	MSC	18 years	Bareboat Charter
1345	15000	April 2024	ONE	5 years	Time Charter
1346	15000	May 2024	ONE	5 years	Time Charter
1347	15000	June 2024	ONE	5 years	Time Charter
1340	15000	January 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1341	15000	April 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1342	15000	May 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1343	15000	July 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
2434	15000	February 2023	ZIM	12 years	Time Charter
2435	15000	March 2023	ZIM	12 years	Time Charter
2436	15000	April 2023	ZIM	12 years	Time Charter
2437	15000	May 2023	ZIM	12 years	Time Charter
2438	15000	July 2023	ZIM	12 years	Time Charter
2444	15000	September 2023	ZIM	12 years	Time Charter
2445	15000	November 2023	ZIM	12 years	Time Charter
2446	15000	November 2023	ZIM	12 years	Time Charter
2447	15000	December 2023	ZIM	12 years	Time Charter
2448	15000	January 2024	ZIM	12 years	Time Charter
1362	16000	March 2024	MSC	18 years	Bareboat Charter
1363	16000	April 2024	MSC	18 years	Bareboat Charter
1364	16000	April 2024	MSC	18 years	Bareboat Charter
1365	16000	June 2024	MSC	18 years	Bareboat Charter
1384	16000	August 2024	MSC	18 years	Bareboat Charter
1385	16000	September 2024	MSC	18 years	Bareboat Charter
2270	12000	August 2022	ONE	Minimum 60 months and up to 64 months	Time Charter
2271	12000	September 2022	ONE	Minimum 60 months and up to 64 months	Time Charter
2049	12000	October 2022	ZIM	5 years	Time Charter
2050	12000	November 2022	ZIM	5 years	Time Charter
1369	7000	October 2023	ZIM	12 years	Time Charter
1370	7000	November 2023	ZIM	12 years	Time Charter
1371	7000	December 2023	ZIM	12 years	Time Charter
1372	7000	January 2024	ZIM	12 years	Time Charter
1373	7000	February 2024	ZIM	12 years	Time Charter
1386	7000	April 2024	ZIM	12 years	Time Charter

1387	7000	May 2024	ZIM	12 years	Time Charter
1388	7000	June 2024	ZIM	12 years	Time Charter
1389	7000	June 2024	ZIM	12 years	Time Charter
1390	7000	August 2024	ZIM	12 years	Time Charter
1394	7000	October 2024	ZIM	12 years	Time Charter
1395	7000	November 2024	ZIM	12 years	Time Charter
1396	7000	November 2024	ZIM	12 years	Time Charter
1397	7000	December 2024	ZIM	12 years	Time Charter
1398	7000	December 2024	ZIM	12 years	Time Charter
H1562	7000	April 2024	ONE	10 years	Time Charter
H1563	7000	May 2024	ONE	10 years	Time Charter
H1564	7000	June 2024	ONE	10 years	Time Charter
H1565	7000	July 2024	ONE	10 years	Time Charter
H1566	7000	July 2024	ONE	10 years	Time Charter
H1567	7000	August 2024	ONE	10 years	Time Charter
H1568	7000	September 2024	ONE	10 years	Time Charter
H1569	7000	September 2024	ONE	10 years	Time Charter
H1570	7000	October 2024	ONE	10 years	Time Charter
H1571	7000	November 2024	ONE	10 years	Time Charter
S-3051(2)	7700	July 2024	MSC	18 years	Bareboat Charter
S-3052(2)	7700	September 2024	MSC	18 years	Bareboat Charter
S-3053(2)	7700	December 2024	MSC	18 years	Bareboat Charter
S-3054(2)	7700	March 2025	MSC	18 years	Bareboat Charter
(1)Excludes all option periods in the charterer’s option.
(2)As at June 30, 2022, the acquisition remains subject to closing conditions.

Gross Contracted Cash Flows – Undelivered Vessels
As of June 30, 2022, the gross contracted cash flows for 67 undelivered vessels is summarized below:

(in millions of USD)(1)
Remainder of 2022	$40.0
2023	384.1
2024	929.2
2025	966.0
2026	968.9
2027	953.2
Thereafter	7,034.8
$11,276.2
(1)Includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remains subject to closing conditions as at June 30, 2022

Financial Results Summary
Revenue
Revenue increased by 8.0% to $378.8 million and by 11.9% to $766.0 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increases in revenue were primarily due to an increase in average charter rates for its existing vessels and contribution from the delivery of 11 vessels after June 30, 2021.
Ship Operating Expense
Operating expense increased by 4.3% to $77.6 million and by 7.0% to $152.6 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increases were primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 7.4% to $81.5 million and by 5.8% to $159.9 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increases were primarily due to the growth in our fleet of operating vessels and purchase options being exercised for three vessels in January and April 2022 resulting in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense increased by 19.8% to $11.5 million and by 24.1% to $23.7 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increases were primarily due to an increase in general corporate expenses including non-cash share-based compensation.
Operating Lease Expense
Operating lease expense decreased by 19.4% to $29.0 million and by 13.3% to $61.9 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The decreases were primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January and April 2022 for three vessels.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense decreased by $3.8 million to $46.5 million and by $5.6 million to $87.4 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The decreases were primarily due higher capitalized interest related to an increase in vessels under construction and lower outstanding total borrowings.
Gain on Derivative Instruments
The change in fair value of financial instruments resulted in a gain of $39.1 million and $76.5 million for the three and six months ended June 30, 2022, respectively. The gain for this period was primarily due to an increase in the LIBOR forward curve and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $73.6 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points. The fair value of our interest rate swaps is also impacted by changes in the company-specific credit risk included in the discount factor. We discount our derivative instruments in a liability position with reference to the corporate Bloomberg industry yield curves and the fair value of our interest rate swaps in an asset position is discounted by the counterparty credit risk.
In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in Seaspan’s Annual Filing for additional information.

Liquidity and Capital Resources
Liquidity
As at quarter ended June 30, 2022, we have total liquidity of $1,423.6 million, consisting of $273.6 million of cash and cash equivalents, $650.0 million of undrawn commitments under available revolving credit facilities and $500.0 million in senior secured notes which were issued in August 2022. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt”, note 9 “Operating lease liabilities”, note 10 “Finance lease liabilities”, and note 11 “Other financing arrangements” in our interim Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of June 30, 2022 and 2021:

(in millions of US dollars)	June 30,		Change
	2022	2021	$	%
Cash and cash equivalents	$273.6	$121.1	$152.5	125.9%
Undrawn Seaspan revolving credit facilities	650.0	400.0	250.0	62.5%
Undrawn Seaspan term loan facilities	—	179.5	(179.5)	(100.0)%
Undrawn Seaspan senior secured notes	500.0	50.0	450.0	900.0%
Total liquidity	1,423.6	750.6	673.0	89.7%
Total committed and undrawn newbuild financings	5,694.6	4,360.5	1,334.1	30.6%
Total liquidity including newbuild financing	$7,118.2	$5,111.1	$2,007.1	39.3%
As of June 30, 2022, the Company’s liquidity was sufficient to meet near-term requirements. As of June 30, 2022 the Company had consolidated liquidity of $1,423.6 million, excluding $5,694.6 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $750.6 million in the prior 2021 period, driven primarily by the expansion of the Company’s unsecured revolving credit facility from $150.0 million to $250.0 million, the issuance of $500.0 million of senior secured notes and an increase in cash and cash equivalents of $152.5 million, partially offset by the $179.5 term loan facility which was drawn subsequent to June 30, 2021.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that it’s unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.

The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					June 30,
(in millions of USD)	2017	2018	2019	2020	2021	2022
Number of Vessels	21	31	28	31	36	30
Net Book Value	$828	$912	$859	$1,109	$1,369	$1,222

Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of June 30, 2022, the Company had total gross contracted cash flows of $18.4 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The total contracted cash flows of $18.4 billion includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remains subject to closing conditions as at June 30, 2022.
As of June 30, 2022, minimum future revenues on committed operating leases were as follows:

(in millions of USD)	Operating lease revenue(1)
Remainder of 2022	$720.7
2023	1,440.4
2024	1,306.7
2025	907.5
2026	552.2
Thereafter	389.5
$5,317.0
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced
Minimum future revenues assume that, during the term of the lease , (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers' option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
As of June 30, 2022, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)	Lease receivable on financing leases
Remainder of 2022	$48.8
2023	96.9
2024	97.1
2025	96.9
2026	96.9
Thereafter	1,336.6
$1,773.2

As of June 30, 2022, the gross contracted cash flows for its 67 undelivered vessels were as follows:

(in millions of USD)	Gross contracted cash flows(1)
Remainder of 2022	$40.0
2023	384.1
2024	929.2
2025	966.0
2026	968.9
2027	953.2
Thereafter	7,034.8
$11,276.2
(1) Includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remains subject to closing conditions as at June 30, 2022.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic opportunities in adjacent businesses to diversify cash flow drivers.

The Company intends to continue its growth trajectory in 2022, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.
Borrowings

The following table summarizes our borrowings:

(in millions of US dollars)	June 30,		Change
	2022	2021	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$—	$150.0	$(150.0)	(100.0)%
Term loan credit facilities	1,795.2	2,137.9	(342.7)	(16.0)%
Senior unsecured notes	1,250.0	527.8	722.2	136.8%
Fairfax notes	—	300.0	(300.0)	(100.0)%
Senior unsecured exchangeable notes	201.3	201.3	—	0.0%
Senior secured notes	500.0	450.0	50.0	11.1%
Debt discount and fair value adjustment	—	(75.1)	75.1	(100.0)%
Deferred financing fees on long term debt	(44.7)	(48.2)	3.5	(7.3)%
Long term debt	3,701.8	3,643.7	58.1	1.6%

Other financing arrangements	1,631.8	1,160.8	471.0	40.6%
Deferred financing fees on other financing arrangements	(26.0)	(19.3)	(6.7)	34.7%
Other financing arrangement	1,605.8	1,141.5	464.3	40.7%

Total deferred financing fees	70.7	67.5	3.2	4.7%
Total borrowings(1)	5,378.3	4,852.7	525.6	10.8%
Vessels under construction	(1,204.8)	(510.8)	(694.0)	135.9%
Operating borrowings(1)	$4,173.5	$4,341.9	$(168.4)	(3.9)%
(1)Total borrowings is a non-GAAP financial measure which comprises of long-term debt and other financing arrangements, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP.

The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 53.3% as of June 30, 2022 compared to 49.4% at June 30, 2021, the increase was primarily due to other financing arrangements related to the delivery of vessels.
The weighted average interest rate for June 30, 2022 was 4.2% compared to 2.8% at June 30, 2021.
Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at June 30, 2022, our credit facilities are secured by first-priority mortgages granted on 61 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.
As of June 30, 2022, we had $1.8 billion outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $650.0 million available to be drawn under our revolving credit facilities.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 2.0% as of June 30, 2022. For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2022. Two of our term loans bear interest at a fixed rate of 3.8%.
In June, 2022, Seaspan voluntarily prepaid a term loan facility with an outstanding balance of $225.0 million under its vessel portfolio financing program.
In August, 2022, Seaspan voluntarily prepaid $240.0 million of another term loan facility under its vessel portfolio financing program.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at June 30, 2022.

The following is a schedule of key facts relating to the Company’s credit facilities as of June 30, 2022:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
Remainder of 2022	$98.7	$326.4	$425.1	8	$664.2
2023	136.8	111.4	248.2	3	354.4
2024	118.9	—	118.9	—	—
2025	116.1	—	116.1	—	—
2026	59.7	564.0	623.7	—	—
2027	16.8	224.4	241.2	—	—
2028	8.8	—	8.8	—	—
2029	8.8	—	8.8	—	—
2030	4.4	—	4.4	2	168.9
2031	—	—	—	—	—
Thereafter	—	—	—	48	3,044.5
Total	$569.0	$1,226.2	$1,795.2	61	$4,232.0

Notes
As of June 30, 2022, we had $2.0 billion outstanding under notes, $1.5 billion of which was unsecured, with the remaining $0.5 billion secured by assets held by the Company. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company's outstanding notes are summarized below.

3.75% 2025 Exchangeable Notes
As of June 30, 2022, we had $201.3 million outstanding under our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”). The Exchangeable Notes were issued in December 2020, and are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by us, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the Exchangeable Notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. We may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest.
Concurrently with the issue of Exchangeable Notes, the Company entered into capped call transactions using $15.5 million in proceeds from the issuance of the notes. The capped call transactions provide the Company with the option to purchase up to 15,474,817 common shares at a price per share of $17.85. The capped call is intended to reduce the potential dilution to shareholders and/or offset any cash payments that are required upon an exchange.
Sustainability-Linked NOK Bonds
As of June 30, 2022, we had an aggregate $500.0 million outstanding under our NOK Bonds. The NOK Bonds were issued in the Nordic bond market in February 2021 ($200.0 million) and April 2021 ($300.0 million), bear interest at 6.5% per annum, and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due, or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. As of June 30, 2022, the sustainability-linked targets had been achieved, which targeted capital expenditure for projects which mitigate carbon emissions, including LNG vessel technology. Upon the occurrence of a change of control or a delisting event (each as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require the Company to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
Blue Transition 5.50% 2029 Notes
As of June 30, 2022, we had $750.0 million outstanding under our blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”). The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and was developed to align with the Company’s sustainability efforts.
Sustainability-Linked Senior Secured Notes
As of June 30, 2022, we had $500.0 million outstanding under our senior secured notes. The notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D senior secured notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
Operating Leases
As of June 30, 2022, we had 10 vessel operating lease arrangements. Under 10 of the operating lease arrangements, the Company may purchase the vessels for a predetermined purchase price. As of June 30, 2022, we had total commitments, excluding purchase options, under vessel operating leases from 2022 to 2029 of approximately $636.3 million.
Based on current market conditions, the Company expects that it will exercise the purchase options under the 10 operating lease arrangements subject to purchase options. These purchase option prices are $563.3 million in aggregate for the 10 vessels, and if exercised, such purchases would be completed between April 2023 and November 2026. If exercised, the term of the operating leases would be shortened, and the amount paid by the Company under the operating leases (excluding the purchase option price) would be less than the total commitment outlined below. In January 2022, the Company exercised its option to purchase one 10,000 TEU vessel and the lease has been re-assessed as a financing lease for the remainder of its term until the purchase is completed in January 2023 at the predetermined purchase price of $52.7 million. In April 2022, the Company exercised its options to purchase an additional two 10,000 TEU vessels as described in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments During the Quarters ended June 30, 2022 and Subsequent” above.

As of June 30, 2022, the commitment under operating leases relating to vessels was $636.3 million for 2022 to 2029, and for other leases it was $2.2 million for the remainder of 2022 to 2024. Total commitments under these leases are as follows:

(in millions of USD)	Operating leases commitment
Remainder of 2022	$59.2
2023	118.3
2024	120.2
2025	120.4
2026	112.7
Thereafter	107.8
Total	$638.6

Capital Commitments
As of June 30, 2022, the Company had 67 newbuild vessels under construction. The Company had outstanding commitments for the remaining installment payments as follows:

(in millions of USD)	Capital Commitment(1)
Remainder of 2022	$660.0
2023	2,755.7
2024	2,433.1
Total	$5,848.8
(1) Excludes installment payments for four 7,700 TEU vessels which remain subject to closing conditions as at June 30, 2022
Recently we have seen increasing consensus around expectations for a long-term period of heightened inflation. These expectations align with expectations for our business, as the cost of transport is a major component of inflation, and the underlying demand for our business is closely linked to both global GDP growth and inflation. While we expect these factors to continue to be a net positive for our business, we anticipate that expectations of quantitative tightening and rising interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our publicly traded securities, notwithstanding strong and stable underlying performance and asset values.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ 2021 Annual Report.
Other Financing Arrangements
We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.
As of June 30, 2022, we have 28 vessels under these financing arrangements, which provided for borrowings of approximately $1.6 billion excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If we default under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ 2021 Annual Report.

The following is a schedule of key facts under our other financing arrangements as of June 30, 2022:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)(2)
Remainder of 2022	$57.1	$—	$57.1	—	$—
2023	116.7	—	116.7	—	—
2024	118.1	—	118.1	—	—
2025	113.2	—	113.2	—	—
2026	110.3	—	110.3	—	—
2027	110.6	—	110.6	—	—
2028	111.0	—	111.0	—	—
2029	103.6	27.0	130.6	2	187.2
2030	78.8	181.0	259.8	7	566.6
2031	64.2	151.5	215.7	4	355.8
Thereafter	116.0	172.7	288.7	9	752.7
Total	$1,099.6	$532.2	$1,631.8	22	$1,862.3
(1)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Excludes newbuild containerships that have not been delivered as at June 30, 2022.
Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net cash flows from operating activities	$219.1	$178.7	$409.9	$350.6
Net cash flows used in investing activities	(149.0)	(643.2)	(235.6)	(846.9)
Net cash flows from (used in) financing activities	52.5	309.7	(69.7)	373.9
For the three and six months ended June 30, 2022 and 2021
Operating Cash Flows
Net cash flows from operating activities was $219.1 million and $409.9 million for the three and six months ended June 30, 2022, respectively, an increase of $40.4 million and $59.3 million, respectively, compared to the same periods in 2021. The increase in net cash flows from operating activities for the three and six months ended June 30, 2022, compared to the prior year, was primarily due to an increase in revenue from the delivery of 11 vessels since the second quarter of 2021 and higher revenue due to increases in the charter rates in the year. For further discussion of changes in revenue and expenses, please read “Three and Six Months Ended June 30, 2022, Compared with Three and Six Months Ended June 30, 2021” above.
Investing Cash Flows
Net cash flows used in investing activities were $149.0 million and $235.6 million for the three and six months ended June 30, 2022, respectively, a decrease of $494.2 million and $611.3 million, respectively, compared to the same periods in 2021. The decrease in cash flows used in investing activities was primarily due to the decrease in expenditures related to installments on vessels under construction and an increase in proceeds from vessel sales compared to the same periods in 2021.

Financing Cash Flows
Net cash flows from and used in financing activities were $52.5 million and $69.7 million for the three and six months ended June 30, 2022, respectively, compared to net cash flows from financing activities of $309.7 million and $373.9 million, respectively, compared to the same periods in 2021. This represents a net decrease of $257.2 million and $443.6 million in cash flows from financing activities for the three and six months ended June 30, 2022 compared to 2021. The decrease was primarily due to lower repayments on long term debt and intercompany settlements as well as lower new debt issuances for the quarter ended June 30, 2022 given significant liquidity available to service obligations during the quarter.

Ongoing Capital Expenditures
Ongoing Capital Expenditures
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended June 30, 2022, we completed five dry-dockings. For the remainder of 2022, we expect eleven additional vessels to complete dry-docking.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2021 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in Atlas’ 2021 Annual Report.

Recent accounting pronouncements
Discontinuation of LIBOR
In 2021, the Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. The ASU has not and is currently not expected to have a material impact on our consolidated financial statements.

Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of its exchangeable notes in diluted EPS using the if-converted method effective January 1, 2022.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended June 30, 2022, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•disruptions in global credit and financial markets as the result of the COVID-19 pandemic, the Russia-Ukraine conflict or otherwise;
•conditions in the public equity market and the price of our shares;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;

•the length and severity of the ongoing novel coronavirus (COVID-19) pandemic, including as a result of the new variants of the virus, and its impact on our business;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2021 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.
Interest Rate Risk
As of June 30, 2022, our variable-rate credit facilities totaled $1.8 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. As of June 30, 2022, we have an asset of $66.9 million and a liability of $9.9 million related to our interest rate swaps.
The tables below provide information about our financial instruments at June 30, 2022 that are sensitive to changes in interest rates. In addition to the disclosures in this report, please read notes 8 to 11 to our consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Credit Facilities(1)	$417.1	$229.4	$116.1	$116.1	$623.7	$263.2	$1,765.6
Vessel Operating Leases(2)	58.2	117.5	119.8	120.3	112.7	107.8	636.3
Vessel Finance Leases(3)	11.7	163.8	—	—	—	—	175.5
Sale-Leaseback Facilities(4)	57.1	116.7	118.1	113.2	110.3	1,116.4	1,631.8
Total	$544.1	$627.4	$354.0	$349.6	$846.7	$1,487.4	$4,209.2
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at June 30, 2022.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at June 30, 2022.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
As of June 30, 2022, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2022 (in millions of US dollars)	Maximum notional amount(1) (in millions of US dollars)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	252.5	252.5	September 6, 2007	May 31, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	88.0	88.0	January 21, 2021	October 14, 2026
0.6600%	88.0	88.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	25.6	25.6	February 4, 2020	December 30, 2025
	$1,269.1	$1,269.1
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2022, these financial instruments are both in the counterparties’ favor and our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of June 30, 2022. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes

PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None.
Item 1A — Risk Factors
None.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 — Defaults Upon Senior Securities
None.
Item 4 — Mine Safety Disclosures
Not applicable.
Item 5 — Other Information
None.
Item 6 — Exhibits
None.